January 27, 2006
Mr. Michael Fay
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Mesa Air Group, Inc.
Form 10-K for the year ended September 30, 2005
File No. 000 -15495
Dear Sirs:
This letter is being filed in response to the Staff’s comments on the Form 10-K referenced above. The Staff’s comments are set forth in a comment letter dated January 17, 2006 addressed to Mr. George Murnane III, Chief Financial Officer of Mesa Air Group, Inc. (“Mesa” or the “Company”). Responses to the Staff’s comments are set forth below and are keyed to the above referenced comment letter.
Management’s Discussion and Analysis, page 26
Executive Overview, page 26
General, page 26
1.	We note your disclosure that substantially all of your passenger revenue is derived from code-share agreements with United Airlines, America West Airlines, Inc. and US Airways, Inc. We also note your disclosure from various other sections of your filing that US Airways has emerged from bankruptcy and will not assume your code-share agreement and, as a result, you are expanding your regional jet agreement with United Airlines and entered into a new code-share agreement with Delta airlines. We also note that United Airlines and Delta Airlines are both in bankruptcy. In light of this, we believe that you should include a reasonably detailed discussion in liquidity and capital resources of your assessment of the likelihood that these airlines will not assume your code-share agreements when they emerge from bankruptcy and the potential impact to your liquidity and your plans to mitigate the effect of such a negative outcome.
The Company’s original code-share agreement with United Airlines as well as the amendment to expand flying with United was entered into post petition and, as a result, United does not need to assume our code-share agreement upon emergence from Bankruptcy nor can they reject the contract in connection with their bankruptcy proceedings.
In future filings, we will add the following paragraph to the liquidity and capital resources section of our Forms 10-Q and 10-K:
On September 14, 2005, Delta Air Lines filed for reorganization under Chapter 11 of the US Bankruptcy Code. Delta has not yet assumed our code-share agreement in its bankruptcy proceeding and could choose to seek to renegotiate the agreement on terms less favorable to us or terminate this agreement. As of the date of this report, the Company believes that there is a reasonable likelihood that Delta will assume our code-share agreement in such proceedings. This belief is based primarily on the continued expansion of the aircraft we fly under our agreement with Delta and our current business relations with them. Notwithstanding this belief, no assurance can be given that Delta will assume our code-share agreement or otherwise seek to renegotiate the terms of the agreement. If Delta and the Company did renegotiate the terms of the existing agreement, the Company’s profitability would be impacted and liquidity would be reduced. However, if Delta was to terminate our agreement, the Company would seek to mitigate the effect of such event by seeking alternative code-share partners, subleasing the aircraft to another carrier or carriers or parking the aircraft. These options could have a material adverse effect on our liquidity, financial condition and results of operations.
Fleet, page 26
2.	We note your disclosure that you have leased nine Beechcraft 1900D aircraft to Big Sky Transportation Co. and four to Gulfstream International Airlines. Please revise your filing to include your accounting policies for such arrangements. In addition, you should provide in the notes to the consolidated financial statements, a schedule of the minimum future rentals on non cancelable leases as of the date of the most recent balance sheet presented, in the aggregate and for each of the five succeeding fiscal years. For guidance, refer to paragraphs 19 and 23(b) & (c) of SFAS 13.
Our future minimum rentals under these operating leases are approximately $3 million per year (0.3% of 2005 revenues). As such, we omitted the schedule of minimum future rentals under noncancelable operating leases as we considered them to be de minimus.
In future filings, we will add the following accounting policy to our notes to consolidated financial statements in our Form 10-K:

Aircraft Leased to Other Airlines
The Company currently leases four Beechcraft 1900D aircraft to Gulfstream International Airlines and ten Beechcraft 1900D aircraft to Big Sky Transportation Co. These leases have a five-year term and are accounted for as operating leases. Aircraft under operating leases are recorded at cost, net of accumulated depreciation. Income from operating leases is recognized ratably over the term of the leases. As of September 30, 2006, the cost and accumulated depreciation of aircraft under operating leases was approximately $20.9 million and $4.2 million, respectively.
Minimum future rentals under noncancelable operating leases are as follows (amounts are estimated and will be determined at September 30, 2006)

2007	$2.9 million
2008	2.9 million
2009	2.9 million
2010	2.9 million
2011	2.9 million
Total	$14.5 million
Contractual Obligations, page 37
3.	We note your table presenting your contractual obligations. Because the purpose of the table is to clearly show your future cash requirements, we believe that you should include scheduled interest payments in the table given the materiality of your interest. If certain interest rates are unknown, management may use its judgment in determining an appropriate methodology to estimate the interest payments, e.g., apply the currently applicable interest payments rate to calculate the value of future payments (and disclose the methodology utilized.)
Please note the sentence under the heading to the table which reads: “The following table sets forth our cash obligations as of September 30, 2005.” We also wish to highlight the fact that the total long-term debt amount in the contractual obligations table is $1.2 billion and that the total long-term debt amount in the debt footnote is $637 million. The amount in the contractual obligations table for short-term debt also does not agree to the amount on the balance sheet. The difference in both cases represents interest.

In future filings, we will add the following accounting policy to our notes to consolidated financial statements in our Forms 10-Q and 10-K:

The following table sets forth our cash obligations (including principal and interest) as of September 30, 2005.
Notes to the Consolidated Financial Statements, page 49
Note 1: Summary of Significant Accounting Policies, page 49
Earnings Per Share, pages 53
4.	In accordance with paragraph 40(c) of SFAS 128, please disclose the amount of any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, as it is antidilutive to the period(s) presented.
In future filings, we will add the following sentence to our SFAS 128 disclosure in our Form 10-Qs and 10-K:
Options to purchase 460,224 and 2,277,238 shares of common stock were outstanding during the quarters ended December 31, 2005 and 2004, respectively, but were excluded from the calculation of dilutive earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would have been antidilutive.
If you have any further questions or comments, please contact our General Counsel, Brian Gillman at (602) 685-4051.
Very truly yours,
/s/ GEORGE MURNANE III
George Murnane III
Chief Financial Officer

CC:	Michael Lotz
Brian Gillman
Jeff Poeschl
John Sizer, Deloitte & Touche
Gen. Ronald R. Fogleman